UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 27, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     Stock Exchange Announcement dated 02 September 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

2.                                     Stock Exchange Announcement dated 02 September 2014 entitled ‘Publication of Prospectus’

3.                                     Stock Exchange Announcement dated 11 September 2014 entitled ‘Publication of Final Terms’

4.                                     Stock Exchange Announcement dated 12 September 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.                                     Stock Exchange Announcement dated 23 September 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

6.                                     Stock Exchange Announcement dated 25 September 2014 entitled ‘VODAFONE PARTNERS WITH DRESDEN UNIVERSITY OF TECHNOLOGY TO EXPAND GLOBAL RESEARCH PROGRAMME’

7.                                     Stock Exchange Announcement dated 30 September 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

02 September 2014

RNS: 6573Q

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 2 September 2014 that Nick Jeffery, a person discharging managerial responsibility, acquired 16,568 ordinary shares of US$0.20 20/21 in the Company on 1 September 2014, at the price of 93.85p per share in connection with the 2009 5 year Sharesave plan.

END

02 September 2014

RNS Number: 6729Q

RNS PUBLICATION FORM

Publication of Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 2 September 2014 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6729Q_-2014-9-2.pdf

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

11 September 2014

RNS Number: 4133R

RNS PUBLICATION FORM

Publication of Final Terms

The following Final Terms has been filed with the UK Listing Authority and is available for viewing:

Final Terms dated 10 September 2014 (the “Final Terms”) relating to €1,750,000,000 1.000 per cent. notes due 11 September 2020 and €1,000,000,000 1.875 per cent. notes due 11 September 2025 (the “Notes”) issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4133R_-2014-9-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4133R_1-2014-9-11.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

12 September 2014

RNS Number: 5387R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited that on 11 September 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 205.53p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	122
Matthew Kirk	122
Ronald Schellekens	122

END

23 September 2014

RNS: 3907S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 23 September 2014 that Vittorio Colao, Chief Executive of the Company acquired 16,568 ordinary shares of US$0.20 20/21 in the Company on 22 September 2014, at the price of 93.85p per share in connection with the 2009 5 year Sharesave plan.

As a result of the above, Vittorio Colao now has an interest in 22,424,810 Ordinary Shares.

END

25 September 2014

RNS Number : 5965S

VODAFONE PARTNERS WITH DRESDEN UNIVERSITY OF TECHNOLOGY TO EXPAND

GLOBAL RESEARCH PROGRAMME

Vodafone today announced a partnership with Dresden University of Technology to research and develop 5G technology.  Vodafone will work with the university to bring together academics, developers and technology companies to explore the capabilities of 5G and establish technical guidelines for its development.

The partnership with Dresden University of Technology is part of Vodafone’s global programme to research the next generation of wireless technologies with universities, technology companies and industry groups around the world*.

While 5G technology is still in the early stages of development, researchers predict that it will radically enhance the speed, resilience and intelligence of mobile networks and has the potential to:

•                  significantly reduce latency, enabling a new generation of sophisticated M2M applications;

•                  substantially increase the number of devices that can simultaneously connect to a network;

•                  allow greater spectral efficiency; and

•                  expand the reach of ultra-fast mobile networks.

To support research activities, Dresden University of Technology has opened its first 5G lab which offers specific facilities where researchers can test and evaluate a wide range of 5G technologies, including:

•                  network hardware and software;

•                  computer chips;

•                  spectrum; and

•                  cloud computing.

Professor Gerhard Fettweis, the Vodafone Chair of Mobile Communications Systems, Dresden University of Technology, said: “Today, mobile communications is all about moving content from one place to another. Tomorrow it will be about being able to control a vast array of objects in real-time with little human intervention. To get there we need to rethink wireless communications, particularly with regard to data rates, latency and IP services. With our new 5G lab, and the support of our partners like Vodafone, Dresden is well positioned to lead a cross-industry effort to find answers to some of these challenging questions.”

Luke Ibbetson, Vodafone’s head of research and development, said: “Vodafone is proud to be taking a leadership role in the development of the next generation of wireless communications. While 5G is in very early stages of development it’s important that we invest the time and effort to really understand the technology. There are several years of research ahead of us and Vodafone looks forward to working closely with Dresden and its other partners around the world to build a technical foundation for the next generation of mobile communications.”

For further information please visit: http://www.dresden5glab.org/ or www.vodafonechair.com.

Notes to editors:

* Vodafone is working with the University of Surrey, Kings College London and Carnegie Mellon University to research the next generation of wireless technologies.

Vodafone is a founding member of the 5G Innovation Centre at the University of Surrey: http://tinyurl.com/lchhxwn.

Vodafone Group Media Relations:

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

30 September 2014

RNS: 0768T

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,812,645,408 ordinary shares of US$0.20 20/21 of which 2,309,145,230 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,503,500,178.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	October 27, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary